UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

MYR Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55405W104

(CUSIP Number)

June 15, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  55405W104

1	NAME OF REPORTING PERSON ArcLight Energy Partners Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 506,707
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 506,707
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 506,707
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.  55405W104

1	NAME OF REPORTING PERSON ArcLight Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 506,707
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 506,707
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 506,707
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12	TYPE OF REPORTING PERSON (See Instructions) OO

ITEM 1 (a):	Name of Issuer:
MYR Group Inc. (the "Issuer")
ITEM 1(b):	Address of Issuer's Principal Executive Offices:
1701 West Golf Road, Suite 1012, Rolling Meadows, Illinois 60008-4007, United States
ITEM 2(a):	Name of Person Filing:
See Item 4
ITEM 2(b):	Address of Principal Business Office or, if None, Residence:
See Item 2(c) below.
ITEM 2(c):	Citizenship:
ArcLight Energy Partners Fund II, L.P. 200 Clarendon Street, 55th Floor, Boston, Massachusetts 02117 Delaware Limited Partnership
ArcLight Capital Partners, LLC 200 Clarendon Street, 55th Floor, Boston, Massachusetts 02117 Delaware Limited Liability Company
ITEM 2(d):	Title of Class of Securities:
See cover page
ITEM 2(e):	CUSIP Number:
See cover page

ITEM 3:	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a) Broker or dealer registered under Section 15 of the Exchange Act.
(b) Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) Investment company registered under Section 8 of the Investment Company Act.
(e) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
ITEM 4:	Ownership.
(a) Amount Beneficially Owned:
Through its 100% ownership of MYR Holdings II LLC, ArcLight Fund is deemed to beneficially own the 506,707 shares of the Common Stock of the Issuer.  ArcLight Capital Partners LLC (“ArcLight”), the advisor to ArcLight Fund, is deemed to beneficially own the 506,707 shares of Common Stock of the Issuer.

(b)
Percent of Class:

2.6% of the Issuer's Common Stock, which percentage was calculated on 19,713,311 shares of Common Stock outstanding as of May 13, 2009, as reported by the Issuer on its Form 10-Q, filed May 14, 2009.

(c) Number of shares as to which such persons have:
(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 506,707

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 506,707
ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
MYR Group Holdings II LLC is a wholly-owned subsidiary of ArcLight Fund. MYR Group Holdings II LLC owns of record 506,707 shares of Common Stock of the Issuer.

ITEM 8:	Identification and Classification of Members of the Group.
Not applicable

ITEM 9:	Notice of Dissolution of a Group.
Not applicable

ITEM 10:	Certification.
Not applicable

Exhibits:

Exhibit A:  Joint Filing Agreement, dated as of  June 18, 2009, by and among ArcLight Energy Partners Fund II, L.P. and ArcLight Capital Partners, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2009

ARCLIGHT ENERGY PARTNERS FUND II, L.P
By:	/s/ John A Tisdale
Name:	John A. Tisdale
Title:	General Counsel

ARCLIGHT CAPITAL PARTNERS, LLC
By:	/s/ John A Tisdale
Name:	John A Tisdale
Title:	General Counsel

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: June 18, 2009

ARCLIGHT ENERGY PARTNERS FUND II, L.P.		ARCLIGHT CAPITAL PARTNERS, LLC

By:	/s/ John A Tisdale	By:	/s/ John A Tisdale
Name:	John A Tisdale	Name:	John A Tisdale
Title:	General Counsel	Title:	General Counsel

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